Management’s Discussion and Analysis
For the year ended December 31, 2009

Genco Resources Ltd.
TSX: GGC

Suite 550 – 999 W. Hastings Street
Vancouver, BC V6C 2W2 Canada
Telephone: 604-682-2205
Fax: 604-682-2235

Dated: March 31, 2010

March 31, 2010

Introduction

For the purpose of this Management Discussion and Analysis (“MD&A”), the terms “the Company” and “Genco”, refer to Genco Resources Ltd. The information provided in this MD&A is supplemented by disclosure contained within the Company’s Audited Consolidated Financial statements for the years ended December 31, 2009 and 2008, and Genco’s Annual Information Form for the year ended December 31, 2009 filed on the SEDAR website: www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

Genco’s MD&A may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian Securities Regulatory Authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Genco does not intend, and does not assume any obligation, to update these forward-looking statements.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

Qualified Person

Technical information contained in this MD&A has been prepared by or under the supervision of the Company’s independent mining consultant, Glenn Clark, P.Eng., a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators.

Genco Resources Ltd.	2009 Q4 MD&A

Financial Performance and Highlights

  Sales for the year ended 2009 were $381,648, as sales during the year were limited to liquidating existing concentrate inventories due to the closure of La Guitarra Mine by an illegal blockade.

  Net loss for the year ended 2009 was $15,309,189 as Genco recorded non cash expenses of $12,840,499 relating to a taxes receivable in Mexico, an impairment on its mine infrastructure costs, and a future income tax allowance.

  Genco received a feasibility study from an independent mining consultant, which gave positive recommendations for expanding production at the Company’s La Guitarra Mine.

  Genco’s La Guitarra Mine remained closed during all of 2009, due to an illegal blockade of the main access road, which originated in October 2008. The illegal blockade was removed in November 2009. La Guitarra's mining contractor, SIMSA, has roughly 90% of the estimated full-time work force of 110 workers hired and on-site. Experienced workers are ensuring optimal operating conditions at La Guitarra Mine and Mill prior to the production restart. New hires and some existing staff are undergoing intensive training to improve the efficiency of future mining operations. It is expected that Genco will restart mining operations at La Guitarra Mine during the second quarter of 2010.

Overview

Genco is engaged in silver and gold mining, and related activities, which include exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration properties in Canada, Mexico and the United States.

Genco remains focused on developing its core asset, the producing La Guitarra silver-gold mine, which is located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres, La Guitarra and San Rafael, and a flotation mill with a proven capacity of 320 tonnes per day.

Since August 2006, Genco has completed over 85,000 metres of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes.

In December 2009, Genco announced completion of its feasibility study, which evaluated a ten-fold expansion of Genco's existing mining operations at La Guitarra Mine, and elsewhere within the Temascaltepec Mining District, to 3,000 tonnes per day. The Study was prepared by Kappes, Cassiday and Associates (“KCA”).

In January 2010, Genco released results of an updated resource and reserve audit for its La Guitarra silver/gold mine and Temascaltepec Mining District. The reserve and resource calculations are based on assay data obtained from diamond drilling and sampling both on surface and from underground, and ore body modelling.

Genco believes continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources, and the discovery of new areas of mineralization.

Genco Resources Ltd.	2009 Q4 MD&A

Outlook

An illegal walkout and subsequent blockade by former employees of the primary mining contractor, SIMSA, halted production at Genco’s La Guitarra Mine in late October 2008. Although the Company resolved the dispute in November 2009, production will not restart at La Guitarra Mine until two permits, which were suspended because of lack of mine access, are brought up to date and final paperwork signifying the permits are in good standing have been issued by the relevant branches of the Mexican government.

As of the date of this MD&A, La Guitarra Mine remains closed. Consequently, the Company reported minimal sales during the year ended December 31, 2009 with all sales relating to ore mined and concentrate produced during the year ended December 31, 2008.

Genco anticipates future expansion of the mining and milling operations at La Guitarra Mine, as recommended by the feasibility study, which examined the construction of a new cyanide leach plant, expansion of the existing La Guitarra Mine, development of new underground mining centres and surface mining operations.

Projected pre-production capital costs for the construction of a new mill and mine development are USD $148.7 million, which includes taxes, contingencies and working capital totalling USD $40.4 million. Estimated pre-tax cash flows over the initial 9-year project life are USD $125.2 million after capital recovery, resulting in a pre-tax 20% internal rate of return. The provisional time for project pay back is 3.6 years at the Study's metal price averages. The estimated net present value of the project is USD $74.8 million using a 5% discount rate. The Study used average metal prices of USD $14 per ounce for silver and USD $800 per ounce for gold for all cash flow and pay back estimates.

Over the estimated 9-year life of the current mineral reserve, KCA projects an average mining cost of USD $11.54 per tonne of ore for surface mining and USD $39.65 per tonne of ore for underground mining. Both average costs per tonne include waste movement and development. The average process cost is estimated at USD $17.82 per tonne of ore, and general & administrative costs are estimated to be USD $2.22 per tonne of ore. The total average cost is estimated at USD $38.40 per tonne of ore from all sources. Estimated costs are USD $8.32 per equivalent ounce of silver, or USD $475.62 per equivalent ounce of gold.

All equipment costs in the Study were estimated by KCA using new equipment costs, and no provision has been made for any potential cost reductions should good used equipment become available. Estimated metal recoveries are 92% for silver and 90% for gold based on metallurgical test work conducted by KCA on several different bulk samples and ore from all identified deposits.

Genco continues to evaluate several operating scenarios for La Guitarra Mine, taking into consideration current metal prices and financing options. In the long-term, the Company’s primary focus is significant production expansion of La Guitarra Mill and Mine. Genco does not predict further investments in exploration, development and infrastructure until after production has restarted at La Guitarra Mine. Additional financing to fund mine and mill expansion will be completed as needed.

Genco Resources Ltd.	2009 Q4 MD&A

Results of Mine Operations

Production

In late October 2008, former employees of Genco’s primary mining contractor, SIMSA, closed La Guitarra Mine by blocking mine access. The dispute was resolved in November 2009; however, production has not restarted. The Company had no production during the year ended December 31, 2009. All mineral sales recorded for the year ended December 31, 2009 relate to the sale of mineral concentrates produced prior to December 31, 2008, and were recognized in accordance with the Company’s revenue recognition policy.

The following table summarizes metal production at La Guitarra Mine for the period:

	2009(1)	2008(2)
Tonnes ore milled	Nil	67,620
Tonnes ore milled per day (3)	Nil	234
Silver equivalent grade (g/t)	0	257
Silver grade (g/t)	0	176
Gold grade (g/t)	0	1.47
Silver recovery (%)	0	88.79
Gold recovery (%)	0	82.66
eAg shipped (ounces) (4)	24,583	530,120
Silver shipped (ounces) (4)	14,565	366,200
Gold shipped (ounces) (4)	156	2,972
eAg sales (ounces)	21,699	458,550
Silver sales (ounces)	12,644	316,704
Gold sales (ounces)	141	2,572
Average realized silver price (US$)	17.67	16.08
Average realized gold price (US$)	1,134.72	886.89
Gold$/Silver$ equivalency factor	64.22	55.15

(1)	All sales relate to mineral concentrates produced during 2008 and sold during 2009.
(2)	Production suspended on October 17, 2008 due to an illegal walkout and subsequent blockade.
(3)	Tonnes milled per day in 2008 based on 289 days. Milling days in 2008 reduced due to mine closure.
(4)	Ounces contained in concentrate shipped during the period.

Genco Resources Ltd.	2009 Q4 MD&A

Production Costs

During 2009, there was no production at La Guitarra. As a result, the Company’s only production costs reported during the year relate to processing mineral concentrates produced prior to December 31, 2008.

The following table summarizes production costs at La Guitarra Mine for the period:

	12 Months Ended	12 Months Ended
	Dec 31, 2009	Dec 31, 2008
eAg sales (ounces)	21,678	458,550
Silver sales (ounces)	12,644	316,704
Gold sales (ounces)	141	2,572

Costs eAg Basis	US$	US$
Direct mining expenses (1)	37,487	2,267,426
Third party processing & transportation	32,275	708,716
Cash operating cost per eAg ounce (2)	3.22	5.61
Royalties (3)	10,404	253,626
Total cash cost per eAg ounce (2)	3.69	6.09
Amortization	Nil	1,667,507
Total production cost per eAg ounce (2)	3.69	9.24

Costs net of Gold Credits	US$	US$
Direct mining expenses	(103,165)	115,134
Third party processing & transportation	32,275	708,716
Cash operating cost per Ag ounce (2)	(3.72)	1.65
Royalties (3)	10,404	253,626
Total cash cost per Ag ounce (2)	(3.17)	2.15
Amortization	Nil	1,667,507
Total production cost per Ag ounce (2)	(3.17)	5.49

(1)

Direct mining expenses reflect the carrying value of mineral concentrates recorded as inventory on December 31, 2008. In accordance with Genco’s accounting policy mineral concentrates are valued at the lower of net market value or estimated cost of production.

(2)	Cash Operating Cost, Total Cash Cost and Total Production Cost are non-GAAP measures.
(3)	Net Smelter Royalty of 3.5% in accordance with an existing royalty agreement.

Exploration and Mine Development

Exploration

Genco remains committed to exploring the Temascaltepec Mining District. The Company has adopted a systematic approach to exploration, which has involved the identification of potential economic mineralization through underground and surface sampling followed by drill testing priority targets.

Genco has completed over 85,000 metres of core and reverse circulation drilling since August 2006. Initial drilling focused on developing reserves and resources near the existing Guitarra Mine. The Company has conducted additional drilling in the areas of Mina de Agua, Nazareno and Coloso with economic ore bodies identified in each of these areas. Genco estimates that less than 5% of the identified vein system has been drill tested to date.

At this time, Genco does not have any plans for new exploration drilling until capital markets improve, or operating cash flows can fund new exploration drilling.

Genco Resources Ltd.	2009 Q4 MD&A

Mine Development

With an envisioned production expansion of up to 3,000 tonnes per day, Genco expects to develop three or more new underground production centres and one surface production centre. During the year ended December 31, 2009, Genco did not undertake any development work at La Guitarra. Genco has curtailed all non-essential capital expenditures until La Guitarra reopens.

Selected Annual Information

	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Total revenue	381,648	6,604,496	6,212,545
Gross profit (loss)	339,005	(708,115)	132,618
Net loss	(15,309,189)	(9,990,220)	(5,738,367)
Net loss per-share – basic and diluted	(0.44426)	(0.24)	(0.16)
Total assets	37,054,998	47,021,055	46,022,662
Total long-term liabilities	6,565,985	5,341,323	3,108,684
Cash dividends per-share	Nil	Nil	Nil

Revenues are from operations at La Guitarra and are recognized net of third party refining and treatment charges. Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian Dollar, the selling currency, the United States Dollar, and the Mexican Peso. See note 2g) Foreign Currency Translation of the Notes to Consolidated Financial Statements. Gross profits are total sales less costs of sales.

Genco has experienced significant lost revenue, as well as substantial carrying and legal costs, during 2008 and 2009 as a result of the closure of La Guitarra. Losses increased compared to previous years mostly as the result of the Company recognizing impairment on its mine infrastructure costs in the amount of $5,391,848,an allowance on its Value Added Tax (“VAT”) receivable in Mexico in the amount of $2,662,525 and future income tax expense of $4,786,126.

Results of Operations

Total assets were $37,054,998 at December 31, 2009, a decrease of $9,966,057 compared with December 31, 2008. This decrease reflects the write down of the VAT receivable and other assets in Mexico as well as an adjustment to a note receivable in Canada.

On December 31, 2009, current assets were $3,916,844, a decrease of $2,776,917 compared with December 31, 2008. On December 31, 2009, Genco had a working capital deficit of $620,711, a decrease of $2,537,730 compared with December 31, 2008. On December 31, 2009, current liabilities were $4,537,555, a decrease of $5,314,647 compared with December 31, 2008.

The improvement in working capital and decrease in current liabilities reflects the payment of accounts payable and current portions of long-term debt with the funds raised during the period. Long-term liabilities were $6,565,985 on December 31, 2009, an increase of $1,224,662 attributable primarily to an increase in future income taxes and a decrease in the deferred proceeds on the sale of marketable securities as it was recognized when the Company sold its interest in Chief Consolidated Mining Company.

Genco Resources Ltd.	2009 Q4 MD&A

Due to the labour dispute, the Company generated limited sales of $381,648 and gross profits of $339,005 during the year ended December 31, 2009, compared with sales of $6,604,496 and a gross loss of $708,115 for the year ended December 31, 2008. The Company’s net loss for the year ended December 31, 2009 was $15,309,189, compared with loss of $9,990,220 for December 31, 2008. The increase in net loss was mostly the result of the Company recognizing an impairment on its mine infrastructure costs in the amount of $5,391,848, an allowance on its VAT receivable in Mexico in the amount of $2,662,525 and future income tax expense of $4,786,126. These expenses were partially offset by gains resulting from the sale of the shares of Chief for $1,619,520, and expense recoveries of $629,619.

Administration expenses decreased $2,755,470 to $2,064,091 for the year ended December 31, 2009. The Company also reflected $2,461,089 in mine overhead costs in operating expenses during the year, due to a production disruption.

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters (in thousands, except per share):

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2009	2009	2009	2009	2008	2008	2008	2008
	$	$	$	$	$	$	$	$
Revenue	382	Nil	Nil	Nil	479	1,789	2,263	2,073
Operating profit (loss)	339	Nil	Nil	Nil	(1,929)	554	912	(245)
Net income (loss)	(14,617)	(1,488)	204	592	(6,788)	(894)	(1,023)	(1,285)
Earnings (loss) per share	(0.20)	(0.02)	0.00	0.03	(0.17)	(0.02)	(0.02)	(0.03)
Earnings (loss) per share*	(0.20)	(0.02)	0.00	0.03	(0.17)	(0.02)	(0.02)	(0.03)
*Fully diluted

During the quarter ended December 31, 2009, the Company reported significant losses relating to the write down of the VAT receivable and other assets in Mexico, as well as recognizing additional future income taxes related to its Mexican subsidiary. Other significant costs incurred in quarter related to expenditures associated with resolving the illegal road blockade at La Guitarra, and restarting operations at La Guitarra, including the hiring and training of additional staff.

The Company recorded an allowance, in the amount of $2,662,525 against its VAT receivable in Mexico. VAT taxes paid for the purchase of goods and services in Mexico related to mineral production, exploration and development are refundable. Genco believes La Guitarra is entitled to a refund of a portion, if not all, of the VAT paid.

Since 2007, the Mexican Tax Authorities have denied La Guitarra’s claims for VAT refunds. La Guitarra initiated a series of four lawsuits in 2008 and 2009 against the Mexican Tax Authorities in an effort to obtain the refunds. As of the date of this MD&A, the Mexican courts have ruled in the La Guitarra’s favour in three of the four cases. There has not been a ruling made on the fourth claim. The Mexican Tax Authorities are appealing the rulings. Although Genco ultimately expects to receive a favourable judgement in all cases before the Mexican Courts, there is uncertainty as to the amount, timing and collectability of the refunds. Accordingly, Genco has recorded an allowance against the full amount of the VAT receivable.

Genco Resources Ltd.	2009 Q4 MD&A

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset.

During the quarter, the Company recorded an asset impairment of $5,391,848 on its mine infrastructure costs at its La Guitarra mine. After completing a review of the discounted value of future cash flows it was determined that the carrying value of its mine infrastructure costs at its La Guitarra mine were not likely to be fully recoverable. Previous reviews of the discounted value of future cash flows assumed the Company would enter a development period and complete a mine expansion. However, due to delays the Company has removed this assumption from its discounted value of future cash flows model and has only used anticipated cash flows from existing operations. The difference between the carrying value of the Company’s mine infrastructure costs and its revised discounted future cash flow model has been recognized as an impairment.

Current quarter administration expense totalled $336,918, a decrease of $1,470,759 compared with December 31, 2008. The decrease is a result of cost saving efforts by the Company.

Liquidity and Capital Resources

On December 31, 2009, the Company had cash reserves of $625,171, current assets of $3,916,844 and a working capital deficit of $620,711.

During the year, Genco completed two private placements for total gross proceeds of $7,491,919 and net proceeds of $7,102,885. Subsequent to the end of the year, the Company completed an oversubscribed private placement of 13,261,000 units at a price of $0.36 per unit for gross proceeds of $4,773,960 and net proceeds of $4,392,043.

At the year ended December 31, 2008, Genco was experiencing liquidity problems. As a result of the financings completed during the year ended December 31, 2009, and subsequent to year end, the Company believes it has enough liquidity to resume operations at La Guitarra Mine and to meet its immediate cash needs.

The following table summarizes the Company’s contractual obligations on December 31, 2009:

Contractual Obligations	Payments Due by Period
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long-Term Debt	$1,049,400	$524,700	$524,700	$Nil	$Nil
Capital Lease Obligations	289,004	164,072	124,932	Nil	Nil
Operating Leases	4,927	4,548	379	Nil	Nil
Other Long-Term Obligations	105,740	Nil	Nil	Nil	105,740
Total Contractual Obligations	$1,449,071	$693,320	$650,011	$Nil	$105,740

Long-term debt consists of debt incurred to purchase La Guitarra Mine and Mill. Leases include office equipment and office space. Other long-term obligations consist of the present value of the estimated costs of mine closure and the labour severance liability in Mexico.

Genco Resources Ltd.	2009 Q4 MD&A

In order to implement long-term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, Genco will need to raise additional funds. At this time, the Company does not know of any demands, commitments, or future events, which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Transactions with Related Parties

In addition to related party transactions disclosed elsewhere in this MD&A, during the year period ended December 31, 2009, the Company paid or accrued $450,352 in consulting fees, management fees and bonuses to directors, officers and a company controlled by a director (December 31, 2008 - $1,296,568) and $60,457 was paid or accrued to a law firm in which the lawyer providing legal services was related to a director. Also, during the period a director was paid $7,231 in interest relating to promissory notes for funds advanced to the Company.

During the period the Company completed two private placements (see liquidity and capital resources) at prices of $0.24 and $0.35 per unit of which a director subscribed for 9,350,000 units and received 9,350,000 common shares and 10,814,000 warrants. The Company also issued 1,502,204 common shares to a director and officer for the settlement of bonuses with a fair value of $758,107.

Included in accounts payable owing to directors and officers of the Company as of the year end was $134,709 (December 31, 2008: $1,517,261).

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Fourth Quarter

Other than disclosed elsewhere in this MD&A, during the year period ended December 31, 2009, Genco did not have any events or items which affected the Company’s financial condition, cash flows or results of operations, including extraordinary items, year-end and other adjustments, seasonal aspects of Genco’s business and dispositions of business segments.

Genco Resources Ltd.	2009 Q4 MD&A

Critical Accounting Policies

The Company summarized its critical accounting policies in Note 2 to its audited consolidated financial statements. In the preparation of its consolidated financial statements, Genco uses Canadian GAAP, which requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Management bases its estimates on knowledge of current events and actions that the Company may undertake in the future; actual results may differ from these estimates.

Future Changes in Accounting Policies

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards over an expected five-year transitional period.

In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

To prepare for the conversion to IFRS, the following plan was developed:

Scope and Plan

The Company has ongoing training for appropriate personnel on IFRS standards and an initial assessment on the impact of the IFRS conversion is expected to be completed by the end of 2009. IFRS standards may change effective upon the Company’s adoption of IFRS and this may impact the initial assessment.

Design and Build

Based on a detailed review of IFRS standards, the Company will choose accounting policies and procedures, quantify the impact on key line items and disclosures, and prepare draft financial statements under IFRS.

Implement and Review

The Company will implement new accounting policies under IFRS and prepare and report consolidated financial statements under IFRS.

Genco continues to complete its scoping and expects to be finished during the beginning of the second quarter. The completion of the scoping will be closely followed by the design of the Company’s IFRS statements during the second and third quarter. Genco will review and update the IFRS conversion plan as required.

Genco Resources Ltd.	2009 Q4 MD&A

Business Combinations

In January 2009, the CICA issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 – Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. As well, acquisition costs are not part of the consideration and are to be expensed when incurred. These new sections are not expected to have a material impact on the Company’s financial condition or operating results.

Financial Instruments and Other Instruments

Genco’s financial instruments consist of cash, marketable securities, accounts and taxes receivable, note receivables, accounts payable, accrued liabilities, and long-term debt. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted. It is management’s opinion that the Company is exposed to significant interest, currency, liquidity, credit or price risks as follows:

Currency Risk

Genco is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico, its revenues are generated in United States Dollars and its cost of sales is incurred in Mexican Pesos. A significant change in the currency exchange rates between the Canadian Dollar relative to the United States Dollar and the Mexican Peso could have an effect on the Company’s results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. Financial instruments that subject the Company to a concentration of currency risk are accounts and taxes receivable, accounts payable, accrued liabilities and long-term debt.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject Genco to a concentration of credit risk consist of cash and accounts receivable. Genco deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are derived primarily from input tax credits receivable and trade receivables for mineral concentrate sales. Genco will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

Genco Resources Ltd.	2009 Q4 MD&A

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Genco manages liquidity by managing adequate cash and cash equivalent balances and by raising equity or debt financing. Genco has no assurance that such financing will be available on favourable terms. The Company believes it is subject to liquidity risk through its working capital deficit. In general, Genco attempts to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of common shares.

Additional Disclosure Requirements

Disclosure Controls and Procedures

Genco designed its disclosure controls and procedures to ensure that information that is required to be disclosed under Canadian securities requirements is recorded, processed, summarized and reported within the time periods specified and is communicated to Management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Genco’s Management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures, as defined and required by the Canadian Securities Administrators. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Genco’s disclosure controls and procedures were effective as the end of the period covered by this report.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s Management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate control over financial reporting. Under the supervision of the Company’s Chief Financial Officer, Genco has designed its internal controls over financial reporting to provide reasonable assurance regarding the reliability of the financial reporting and preparation of financial statements for external reporting in accordance with GAAP.

Under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting using the framework and criteria established in Internal Controls – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Genco Resources Ltd.	2009 Q4 MD&A

Changes in Internal Control over Financial Reporting

There have been no changes in Genco’s internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Disclosure of Outstanding Share Data

The Company has an unlimited number of common shares authorized, with 77,016,626 outstanding on December 31, 2009 and 90,277,626 on the date of this MD&A.

On December 31, 2009, options to purchase 3,172,582 common shares and warrants to purchase 27,700,577 common shares were outstanding. As of the date of this MD&A, options to purchase 3,897,582 common shares and warrants to purchase 33,693,504 common shares were outstanding.

Genco Resources Ltd.	2009 Q4 MD&A